April 23, 2020

Jonathan Fitzpatrick
President and Chief Executive Officer
RC Driven Holdings LLC
440 S. Church Street, Suite 700
Charlotte, NC 28202

       Re: RC Driven Holdings LLC
           Draft Registration Statement on Form S-1
           Submitted March 26, 2020
           CIK No. 0001804745

Dear Mr. Fitzpatrick:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Offering Statement on Form S-1 Submitted March 26, 2020

Basis of Presentation, page ii

1. Please clarify whether you differentiate between franchises and company-operated stores when determining "same store base" and, therefore, "same store sales." In addition, we note that same store sales is defined to include those stores open for the given fiscal period in both the current year and comparable prior year periods. Please clarify whether you include only stores that were open for the entire year period or for another specific length of time, or if you also include stores that were open for only part of that period.
2. We note that "system-wide sales" and "store count" include both company-operated stores and franchised stores. We further note that these metrics are used to assess net unit growth and drivers of trends in system-wide sales, franchise royalties and fees revenue
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FirstName LastNameJonathan Fitzpatrick
RC Driven Holdings LLC
Comapany NameRC Driven Holdings LLC
April 23, 2020
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         and company-operated store sales. Given that the company-operated stores and franchised stores contribute to revenues in different ways, please tell us how these metrics helps assess items such as trends in franchise royalties and company-operated store sales.
         Please also revise your disclosure throughout to provide details of which proportions represent your revenues versus franchisees' revenues, and clarify that you generate only royalty revenue from the franchisees' revenues. Please similarly provide the store count separately for company-operated stores and franchised stores.
Use of Non-GAAP Financial Information, page iii

3. Please expand your disclosures to clarify why your non-GAAP measures that exclude amortization of acquired intangible assets are useful to investors in light of the fact that the related intangible assets appear to be directly related to the generation of revenue.
Prospectus Summary
Driven Brands' Overview, page 1

4. Please disclose the measure by which you are the "largest automotive services company,"
         and the "leading automotive services provider in North America."
5. Please define what you mean by "actionable" in your statement that you have "an actionable franchise new unit pipeline of more than 400 committed locations."
6. You disclose that "[a]pproximately 84% of [y]our locations are franchised, and [y]our asset-light business model generates consistent recurring revenue." To provide context for this disclosure, please disclose the percentage of your revenue attributable to franchised-
         stores compared to your company-operated stores. Please include similar disclosure elsewhere in your prospectus, as appropriate.
Recent Growth and Performance, page 2

7. We note the charts on page 2. Please include clarifying language, as appropriate, that such charts are inclusive of both company-owned and franchised stores. Please also disclose the store count and same store sales changes from 2015 to 2019 for company-owned stores and franchised stores separately. Please also present your net income data in a chart.
Our Opportunity: The Large, Growing, Recession-resistant and Highly Fragmented Automotive
Services Industry, page 3

8. In an appropriate place in your filing, please define "average repair order per visit" and
         "unit count."
Growing Our Brands with New Locations, page 6

9. We note that you state that you have grown your unit count at a CAGR of 8% since 2015.
         Please disclose the growth rate separately for each of your franchised-stores and
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RC Driven Holdings LLC
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         company-owned stores.
Pursue Accretive M&A in Existing and New Service Categories, page 8

10. We note your disclosure that "Driven Brands is optimally positioned to continue its long and successful track record of acquisitions, both in [y]our existing service categories as well as into new, complementary ones, and [you] maintain an actionable pipeline of M&A opportunities." Please disclose whether you have any current plans to enter into a merger or acquisition, and if so, whether you will use any proceeds from this offering to fund such merger or acquisition. In this regard, we note your disclosure on page 54 that
         "[w]hile [you] currently have no specific plan for the use of the remaining net proceeds of this offering, [you] anticipate using a significant portion of these proceeds to implement
         [y]our growth strategies." See Instruction 6 to Item 504 of Regulation S-K.
Risk Factors
Risks Relating to Our Business
"Our business is affected by the financial results of our franchisees.", page
18

11. We note your disclosure that if your franchisees are unable to obtain adequate sources of financing, "[you] may be required to assume the responsibility for additional lease payments on domestic locations." Please clarify the circumstances under which you would be required to assume lease payments for franchisees, and whether and to what extent you are currently liable for franchisee lease payments.
"Our failure to build and maintain relationships with insurance partners could adversely affect our business.", page 22

12. In an appropriate place in your filing, please briefly describe the material terms of your performance-based agreements with insurance companies, including their typical duration and conditions to termination.
"Our failure or our franchisees' failure to comply . . .", page 27

13. We note your disclosure that "some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers."
         Considering your disclosure elsewhere that your operations are concentrated in certain states, please disclose whether and to what extent these state and local laws impact your current operations, including, specifically, whether these states and localities include states in which your operations are concentrated.
Risks Relating to the Franchisees
"Franchise documents are subject to termination and non-renewal.", page 37

14. We note your disclosure that "[u]nder certain circumstances a franchise document may be terminated by the franchisor under the franchise document upon notice without an opportunity to cure." Please briefly describe these circumstances. In addition, to the
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RC Driven Holdings LLC
Comapany NameRC Driven Holdings LLC
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         extent material, please disclose the percentage of franchise documents with terms that expire in 2020, and the overall renewal rate for your franchisees, to the extent this information is available.
Use of Proceeds, page 54

15. You state that you currently expect to use a portion of the proceeds from this offering to prepay senior notes. Please include in selected financial data, pro forma earnings per share for the most recent fiscal year that gives effect to the number of shares necessary to be issued to produce net proceeds sufficient to prepay the senior notes, along with the net of tax effect on interest expense on earnings available for common shareholders. Please include a footnote description of the pro forma EPS calculation. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for 2019 Compared to 2018
Operating Expenses, page 64

16. We note that bad debts expense tripled in the fiscal year 2019 compared to fiscal 2018, yet there is no specific discussion of this fluctuation in your discussion of results of operations. While you state 12% of the 13% increase in SG&A was due to acquisitions, it is unclear how this disproportionate increase affected SG&A and whether it it is indicative of a deterioration in accounts and notes receivable. Please advise the reason for the increase and consider a discussion under the appropriate heading in MD&A.
17. You state that you did not incur any acquisition costs in 2018, yet you state in Note 2 that you excluded $1 million of expenses related to one-time transaction costs in 2018. Please supplementally explain what appears to be a discrepancy or revise. Segment Results of Operations for 2019 Compared to 2018, page 66

18. We note that revenue increased in both your Paint, Collision & Glass and Maintenance segments due to same store sales growth and increased store count. Please disclose the the percentage of same store sales growth and increased store count that are attributable each to company-operated stores and franchised stores.
Long-term Debt, page 68

19. We note that your Senior Notes, Variable Funding Note, and Income Tax Receivable
         Agreement have interest rates that are or may be tied to LIBOR. Please update the relevant disclosure to reflect the expected discontinuation of LIBOR, and amend your risk factor disclosure to discuss the related risks, if any.
Our Opportunity: The Large, Growing, Recession-Resistant Highly Fragmented Auto Services
Industry, page 77

20. We note your disclosure in footnote 2 that the information in the graphic on page 78 is
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         "[b]ased on management estimates using internal knowledge in addition to information derived from publicly available third party sources." Please identify these third party sources.
Recent Growth and Performance, page 77

21. We note footnote 1 to the graphic in this section, which states that "2019 revenue includes
         $66 million of advertising contributions in accordance with [y]our adoption in 2018 of
         Accounting Standards Codification Topic 606, Revenue from Contracts with Customers."
         Please revise your disclosure to clarify whether this adoption affects the comparability of
         2019 revenue to prior periods, and the "growth" in CAGR shown in your graphic.
22. We note your statement that "the majority of system-wide costs are borne by the franchisees themselves." Please define "system-wide costs." Also, for context, please provide a brief description of the extent to which you are responsible for system-wide costs, compared to franchisees.
Proven Ability to Drive and Integrate Highly Accretive M&A, page 81

23. We note your disclosure that "many" of your acquisitions are "tuck-in acquisitions of independently-owned shops that are highly value accretive when integrated into [y]our platform." For context, please explain how the structure of these acquisitions result in "highly accretive" value when integrated into your platform. Further, please describe the other types of acquisitions you have historically engaged in, and how these acquisitions add value to your business.
The Strategies that Will Continue Our Track Record of Growth
Grow our Brands with New Locations, page 81

24. You disclose that you have "the potential to more than triple [y]our store base to over
         10,000 locations in North America within [y]our existing service categories." For context, please provide a time frame for this expected growth.
Platform Services Segment
PH Vitres D'Autos, page 86

25. Please define "active customers," and "captive customers." Franchising Strategy, page 89

26. You disclose that "[you] have multiple attractive franchise models that result in [y]our
FirstName LastNameJonathan Fitzpatrick
       strong track record of opening stores with existing and new franchisees." Please briefly
Comapany NameRC of your Holdings LLC
       describe each Driven franchise models, including how you generate revenue from each model.
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Franchise Agreements, page 90

27. We note your disclosures that "royalties [are] typically based on a percentage of gross sales," and "contributions towards national and local advertising funds [are] also typically based on a percentage of gross sales." Please briefly describe the other measures upon which you base royalties and contributions towards advertising funds. Please also disclose the percentage of franchisees that pay royalty fees based on a percentage of retail sales versus a flat amount. Please disclose the material terms of such agreements, including obligations you have to your franchisees. Please also discuss the amount of control you have regarding the day-to-day operations of the franchisees.
Report of Independent Registered Public Accounting Firm, page F-2

28. Please explain to us why your auditors are unable to present a signed opinion on the financial statements until ". . . issuance of the financial statements, which include the date of change in segments . . . ."
Note 1. Description of Business and Summary of Significant Accounting Policies Intangible Assets Including Goodwill, page F-13

29. You indicate goodwill is tested for impairment at the reporting unit level. On page F-18 you disclose, among other things, goodwill on acquisitions by reportable segment.
         Similarly you disclose goodwill by reportable segment on page F-28. Given the significance of goodwill to your balance sheet, please consider providing more granular disclosure of the level at which you evaluate goodwill for impairment. In this regard, please advise whether your operating segments are the same as your reportable segments.
Advertising Funds, page F-16

30. Please supplementally explain how advertising fund contributions and expenditures by fund operate. In this regard, we note that any excess of advertising fund contributions over expenditures are reported as a deferred liability while an excess of advertising fund expenditures over contributions will reduce net income for funds that carried a deficit into the current period.
Financial Statements
Note 6. Long-term Debt, page F-22

31. You state that, "[a]s a result of the restrictions described above, $638 million of the subsidiaries net assets are effectively restricted in their ability to be transferred to RC
         Driven Holdings, LLC, as of December 28, 2019." Please advise what consideration was given to providing the information required by the disclosure requirements at Rule 4-
         08(e)(3) of Regulation S-X and Schedule I at Rule 5-04 of Regulation
S-X.
32. You define "the Issuer" as Driven Brands Funding, LLC on page F-22 whereas on page ii you define the issuer as RC Driven Holdings LLC. Given your Series Notes are
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      obligations of the Issuer and are guaranteed by Driven Funding Holdco, LLC in the instance of the Series 2019-1 Notes, and are guaranteed by the Securitization Entities for the remaining Series Note obligations, please explain how you analyzed Rule 3-10 of
      Regulation S-X in the context of providing guarantor financial statements. Please be detailed in your analysis.
       You may contact Ta Tanisha Meadows at (202) 551-3322 or James Allegretto at (202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Fitzpatrick
                                                            Division of
Corporation Finance
Comapany NameRC Driven Holdings LLC
                                                            Office of Trade &
Services
April 23, 2020 Page 7
cc:       John C. Kennedy
FirstName LastName